KERRY

06011382

Kerry Group plc
Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 962

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

SUPPL

SEC MAIL PROCESSING
RECEIVED
MAR 0 6 2006
WASH, D.C. 185 SECTION

28TH February, 2006.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Denis Cregan,
Deputy Chief Executive,
KERRY GROUP PLC

PROCESSED
MAR 0 7 2006
THOMSON
FINANCIAL

dlw 3/7

Registered in Ireland
No. 111471

Press Announcement

28 February, 2006

Kerry Group plc Annual Results 2005

Kerry, the global ingredients, flavours and consumer foods group, reports preliminary results for the year ended 31 December 2005.

Financial Highlights

- Sales revenue increased by 7% to €4.4 billion
- Trading profit growth of 7% to €380m
- Trading margin maintained at 8.6%
- Profit after tax up 16% to €236m
- Adjusted EPS* up 7.1% to 131.6 cent
- Final dividend per share up 15.8% to 11 cent.
- Free cash flow of €248m
- R&D expenditure increased to €125m

**before intangible amortisation and non-trading items*

Kerry Group Chief Executive Hugh Friel said "Kerry achieved a solid business performance in 2005, delivering good top-line and earnings growth in a challenging year for the global food industry. The Group's business units were to the fore in providing innovative technologies and solutions to meet customer needs for 'clean label', natural food and beverages and therapeutical products. Kerry's leading technologies, nutritional focus and the strong market positioning of its broad geographic spread of businesses, augur well for the future profitable growth and development of the Group. We continue to pursue value and technology enhancing acquisition opportunities and are confident of meeting market growth expectations in 2006".

For further information please contact:
Frank Hayes
Director of Corporate Affairs — Tel no + 353 66 7182304
Fax no +353 66 7182972

Kerry Web Site — www.kerrygroup.com

Kerry Group plc
Preliminary Statement

Results for the year ended 31 December 2005

Kerry Group maintained its record of sustained profit growth and strong cash flows in 2005 – the Group's twentieth year as a public company. Kerry achieved a solid business performance, delivering good top-line and earnings growth in a challenging year for the global food industry due primarily to significant raw material and energy cost inflation. Group businesses were well positioned to meet divergent consumer, nutritional, well-being and lifestyle requirements. The breadth of Kerry's ingredients, bio-science and flavour technologies meant that the Group's strategic business units were to the fore in providing innovative technologies and solutions to meet customer needs for 'clean label', natural food and beverages and therapeutical products.

In 2005, the Group made substantial operational progress in re-organising and refocusing its applications, processing and business support structures to meet changing marketplace requirements and industry growth sectors. Portfolio optimisation and elimination of non-core activities is on-going. Significant progress was also achieved in progressing the Group's business expansion into developing growth markets in Eastern Europe, South America and Asia.

Expenditure on research and development in 2005 increased to €125m (2004: €111m) reflecting the Group's broader technological platforms and its commitment and focus on consumer nutritional and lifestyle requirements.

Results

Sales revenue in 2005 increased by 7% to €4.43 billion with a solid growth performance in the Group's ingredients and consumer foods divisions and throughout regional geographic markets. On a like-for-like basis, Group sales revenue increased by 4% year-on-year. Notwithstanding the significant input cost inflation and surge in energy costs, trading profit increased by 7% to €380m. Together with an adverse trading currency transaction impact of €24m (2004 : €20m) and despite good margin recovery in the second half of the year, this resulted in a Group trading margin of 8.6%, similar to the prior year level.

Profit after taxation increased by 16% to €236m. Basic earnings per share increased by 15.2% to 126.1 cent. Adjusted earnings per share increased by 7.1% to 131.6 cent.

Business Reviews

Food Ingredients

Kerry's food ingredients businesses increased sales revenue by 9% to €3 billion, reflecting like-for-like sales growth of 5%. Trading profits increased by 9% to €284m which represents a trading margin of 9.4%, similar to the year earlier level.

Good progress was achieved in all major markets reflecting the Group's broad range of ingredients and flavours technologies and its capacity to provide innovative formulations to enhance taste, texture, nutritional profile, convenience, shelf life or functionality of food and beverage applications. Group businesses continued to invest significant resources in technology development, delivery formats and business support systems/facilities to address marketplace changes. While successfully extending applications into new niche markets, Kerry's ingredients businesses also continued to make excellent progress in market development in emerging growth markets. In its first full year of operation, Kerry Bio-Science (formerly Quest Food Ingredients) made significant progress in restructuring its operations and positioning market representative structures. A new divisional headquarters was established in Almere, the Netherlands and independent representative offices were established in European, American, North African, South African and Asian markets. In 2005, a Kerry Group Nutrition Technical Centre was also established in Almere to support all

Group businesses and their customers through provision of specialist science based nutritional information and expertise embracing nutrition, physiology, bio-chemistry, food science and toxicology disciplines, including management of clinical trials. Mastertaste consolidated and re-organised its facilities following the 2004 acquisitions of U.S. based Manheimer and Flavurence and Italy based Fructamine. A divisional Mastertaste headquarters and flavours and fragrance technical centre was established at the Manheimer site in Teterboro, New Jersey. All flavour development, applications and production for West Coast, USA was consolidated at one site in Los Angeles.

In European ingredients markets sales revenue increased by 9% to €1,264m, reflecting like-for-like sales growth of 5%. With manufacturing operations now established in nine European countries and sales/country representative offices in all other major markets including Russia and Eastern Europe, the Group's ingredients, flavours and bio-science businesses are well positioned to capitalise on market growth trends and evolving consumer needs. While conditions in seasonings and coatings markets proved highly competitive, Kerry recorded satisfactory growth in the UK, France, Italy and Germany. A €2m investment programme at the Wittstock facility in Germany was completed, increasing production capacity and plant efficiencies. The UK based EBI business again achieved good growth through added value coatings applications into the quick-serve-restaurant sector. Despite the slowdown in the overall prepared meals market in the second half of 2005, Kerry continued to achieve good progress in premium market sectors through seasonings, culinary applications and sauces.

Conditions in European snack seasonings markets proved challenging. However, Kerry gained sales volume through continued market development in Eastern Europe and in Russia.

Further progress was achieved through functional dairy ingredient solutions for infant and medical nutrition, sports and lifestyle nutrition, confectionery and beverage markets globally from Kerry's specialist dairy ingredients facilities in Ireland. Ultranor® HT10 was launched for use in functional beverages, yoghurt, smoothies and dessert applications. A unique milk protein concentrate, Ultranor® HT10 delivers high levels of calcium in a stable/colloidal form. The Beatreme® range of dairy and cultured milk ingredients was also successfully expanded to meet requirements for natural dairy ingredients in confectionery, biscuit and culinary applications. Cremo Ingredients, acquired in 2004, performed well through dairy flavourings for savoury and culinary applications.

In 2005, Kerry's sweet ingredients business in Europe achieved good volume growth through coated products in the health cereal sector and fresh dairy products markets. Progress was achieved through innovative crunchy cereal inclusions and biscuit inclusions in the growing cheese cake sector. A €2.5m investment programme was completed at the York (UK) based facilities to cater for market growth opportunities. Due to the relative maturity of the European chilled and frozen dairy product markets, the market for fruit preparations was static – except for health and well-being growth niches including nutritional beverages and probiotics. Progress was also achieved through fruit fillings for health lines in confectionery and biscuit applications.

Kerry Bio-Science continued to progress application of its protein hydrolysates, emulsifiers, yeast flavourings, enzymes, hydrocolloids, cultures and fermentation products in the areas of nutrition, flavour, texture and shelf life of food and beverages. Bio-Science technologists also assisted developments of new applications through other Kerry Ingredients businesses facilitating technical differentiation and added-value opportunities. Fermented ingredients introduced promising new bio-security product developments but profitability was impacted by a delay in recovering raw material price increases. Texture systems achieved good growth in the European dairy and meat sectors. Enzymes grew satisfactorily in confectionery and meat tenderising markets but sales of brewing enzymes were slightly reduced due to the decline in beer consumption in Western Europe. Sheffield™ Pharma Ingredients progressed its business development in European markets, investing in new application facilities and sales structures. Its products and project pipeline is encouraging through global extension of approved biotech and fermentation based drugs and application of new media formulations. Sheffield™ brand excipients also strengthened its market position in Europe in 2005.

Mastertaste made good progress in 2005 in European markets. The division's technical and development facilities based in the UK and Italy were complemented by the establishment of country representative offices in Germany, Poland, France and Spain. Advances in the UK market included successful launches of natural 'Chef-Style' clean label flavours for a range of food applications and development of beverage flavours for the rapidly changing non-alcoholic drinks sector. In the first full year following the acquisition of Fructamine, Mastertaste Italy grew market share across flavoured beverages, confectionery and savoury markets. Progress was also achieved through Mastertaste's functional flavours in Europe including the launch of its patented Zesti® anti-microbial flavours factor.

In American ingredients markets, sales revenue increased by 8% to €1.2 billion, reflecting like-for-like growth of 4% relative to 2004. This was a satisfactory performance against the background of a changing marketplace, particularly in the USA. New product development accelerated as the year progressed, as food and beverage companies responded by repositioning products and new offerings to meet consumer nutritional requirements. Kerry business units have refocused and restructured to reflect customer needs and market growth opportunities. Innovation in the nutritional snack bar sector regained momentum with a refocusing to tasty nutritional offerings. Kerry's sweet application specific ingredients technologies recorded good growth in the sector through delivery of required nutritional benefits with preferred taste profiles. In the sweet ingredients sector Kerry also benefited from new nutritional and indulgence product launches in the ready-to-eat cereal and premium ice-cream sectors.

In the speciality dairy sector Kerry has restructured its facilities and focus to maximise market growth opportunities for specialist functional nutritional ingredients and delivery through proprietary liquid formats. A €8.2m investment programme at the Covington, Ohio facility was completed to facilitate production of nutritional beverage ingredient lines.

The combination of Kerry's seasonings and coatings technologies produced good results in the R.T.U. sauce and meat sectors. Application of bold and ethnic flavours achieved success through regional snack manufacturers. Good growth continued in the natural and organic snack markets through Kerry's market leading organic seasoning applications. Development of Nutriant soy proteins and soy isolates achieved good results in nutrition bar, high-acid beverage and organic growth markets.

In the U.S. market, the Kerry Food & Beverage business unit consolidated its beverage and food brands into a new commercial structure focused on the foodservice, retail and warehouse club channels. Good year-on-year growth was again achieved across global and national chain restaurant accounts and coffee house chains through launches of custom developed coffee syrups and speciality beverage mixes. Da Vinci brand coffee syrups delivered growth through broadline foodservice distributors. Oregon Chai successfully launched three new speciality teas and three new flavours of JetTea smoothies were also introduced.

In Mexico and Central American markets, progress continued through innovative health and convenience ingredients solutions for regional and multi-national food companies. Seasonings performed well in the snack food segment with good market development in the Central American region. Beverage and culinary applications also made encouraging progress in the foodservice sector. Another strong performance was achieved in South American markets through Kerry's market leading ingredients capabilities in the ice-cream, dairy and meat industries.

In American markets, Mastertaste completed its flavours, fragrance and natural products restructuring programme following its 2004 acquisitions. Raw material pricing and availability was heavily impacted by the series of hurricanes which struck Louisiana, Mississippi, Florida, Georgia and Alabama. Nevertheless progress was satisfactory in the flavours sector through anti-microbial and steromulsion functional flavours, certified organic flavours and the division's broad range of herbal and botanical extracts. The natural products business made good progress through citrus oils and fractions into the beverage industry and through health and wellness offerings through its Crystals® unique freeze-drying capability. Manheimer Fragrances achieved good growth, particularly in the second half of 2005, in the home environmental and personal care sectors. Mastertaste Canada performed well in the beverage, dairy and dessert sectors. An investment programme to expand flavour development technical capabilities to meet the requirements of the Canadian market was completed at the Granby, Quebec facility.

Kerry Bio-Science texture systems achieved satisfactory growth in the U.S. market and completed an investment programme to expand production capacity. Fermented ingredients achieved growth through cultured dairy products and organic shelf life extender products for dairy, culinary and meat markets. Emulsifiers had a difficult year in the U.S. market in 2005 due to a poor performance in the bakery sector. However, the launch of new trans-fatty acid free products in 2006 is expected to contribute good business growth and restore emulsifiers positioning in higher value added products.

Kerry Bio-Science Sheffield™ Pharma Ingredients significantly extended its product and project pipeline in American markets in 2005. Sheffield™ Pharma Ingredients produces cell nutrition components comprising hydrolysed proteins and yeast extracts for growth of cells in a variety of applications including cell culture, pharmaceutical fermentation, food fermentation and diagnostic media. Sheffield™ Pharma excipient sales growth was also strong in American markets in 2005 due to regional regulatory approval of new prescription drug launches utilising Sheffield™ solid dose drug delivery components.

In Asia Pacific markets Kerry again significantly advanced its regional development and achieved a solid business performance. Sales revenue in 2005 grew by 16% to €332m, reflecting like-for-like growth of 7%. Double digit growth was achieved in Asian markets through Kerry's nutritional technologies in the segmenting infant, growing and adult markets. Nutritional bases and speciality lipids achieved excellent results across hot and cold beverage sectors. In North Asia the Da Vinci range of branded sauces, syrups, smoothies and chai teas also made encouraging progress. The savoury sector grew by 10% year-on-year and Kerry continued to grow market share through its combined ethnic and dairy flavourings in the snacks and biscuit sectors. Kerry's seasoned coatings and marinades also developed in line with the fast growing seafood and meat processing industries in the region. In China the Group's €20m investment programme commenced in 2005. The acquisition of Lanli in Hangzhou, Zhejiang Province was completed in March and the development of a new multi-processing ingredients facility and regional technical centre on an adjacent 16 acre greenfield site will be progressed in 2006.

Kerry Bio-Science technologies significantly boosted the Group's business development in Asia Pacific markets in 2005. Supporting all Group businesses, Kerry Bio-Science assisted technology development in bakery, dairy, confectionery, beverage and meat processing industries. The Esterol emulsifier facility in Malaysia improved profitability due to a focus on added value product development. An investment programme will commence in 2006 to extend production capacity at the Esterol plant to meet growing regional demand. Sheffield™ branded excipients also grew sales in Asia Pacific markets.

In Australia and New Zealand good growth was achieved in the food and beverage sector driven by expansion of Kerry's wet processing facilities. In the added value meat sector new product launches were achieved through novel sauce systems providing greater functionality and enhanced flavour. Excellent progress was again achieved through Kerry's Pinnacle branded range of speciality pastries and cakes in major multiple retail chains. The Pinnacle range was also successfully introduced through supermarket outlets in Thailand.

Mastertaste flavours and fragrance continued to successfully develop its regional business platform through the division's Australian and China based facilities.

Consumer Foods

Against a background of static food prices and further grocery channel consolidation in the UK and Irish markets, Kerry Foods performed well in 2005. Despite a slow down in growth of chilled convenience foods and a decline in frozen food categories, Kerry Foods' strong market positioning, coupled with its customer profile and dedicated national distribution facilities, delivered satisfactory growth year-on-year. Growth was achieved across branded chilled convenience growth segments, food-to-go growth categories, premium convenience meats, prepared foods and cheese and spreads growth sectors. The division achieved a 4% increase in sales revenue to €1.7 billion, reflecting a 2% growth in sales revenue on a like-for-like basis. Trading profits increased by 4% to €123m which represents a trading margin of 7.1%, similar to the year earlier level.

In the UK market fresh sausage sales grew by 7% year-on-year. Richmond remains the No.1 brand delivering 15% growth in 2005. Walls, the second largest brand saw growth through Wall's Favourite Recipe premium range and Wall's Micro Sausages. Mattessons experienced a decline in the standard sliced

meats sector but successfully launched Mattessons Fridge Raiders – an innovative meat snacking product. Following the closure of the leased Bristol manufacturing facility, a €7.3m investment programme was completed at the Enniskillen (Northern Ireland) site, successfully transforming production facilities at the site for production of Mattessons Fridge Raiders, Mr Brains meat products and Wall's Micro Sausages.

At the beginning of 2005, volume growth in the UK chilled ready meals market continued to increase at an annualised rate of 12%, but by year-end growth had slowed to 4%. However, Kerry Foods again saw satisfactory growth in chilled ready meals due to its focus on premium growth categories. Kerry's position in the premium sector of the market and the ethnic sub-category was considerably strengthened in August 2005 with the completion of the Stg£124m acquisition of Noon Group Limited. Noon is market leader in the development and production of authentic Asian chilled ready meals in the UK. Operating from three modern production facilities located in south-west London, Noon produces a range of premium quality Indian, Oriental, Thai and other international cuisine ready meals, snacks and accompaniments principally for major UK multiple retailers.

Due to consumer concerns regarding quality issues in the UK frozen ready meals market, the overall category declined by 15% year-on-year. Rye Valley Foods gained considerable new business during 2005, thus achieving satisfactory sales growth and consolidating its position as market leader in the sector. Profitability was however reduced relative to 2004 due to intense sectoral competition arising from the downturn in the overall frozen market.

Conditions in the UK speciality poultry sector remained challenging but Kerry Foods recorded a satisfactory performance in the sector through added value product development.

In the UK convenience store marketplace, Kerry Foods Direct to Store continued to outperform its competitors and gain new customer supply contracts. Profitability of the business unit was slightly reduced relative to 2004 due to higher distribution costs.

Kerry Foods recorded excellent progress in the UK and Irish cheese and dairy spreads markets in 2005. In the Irish cheese market Kerry's Charleville, EasiSingles and Cheestrings brands outgrew overall market growth rates. Low Low cheese made significant progress as Ireland's fastest growing cheese brand in 2005, while the Coleraine brand maintained its leading position in Northern Ireland. Cheestrings again grew market share in the UK and Irish cheese snacks markets and in France its Ficello brand is now stocked by the majority of major retail groups. In the growing adult cheese snacks sector in the UK, Brunchettas has already established good retailer listings. In the dairy and low-fat spreads sector Low Low showed the strongest growth in the Irish market in 2005, due to the continued success of Low Low Gold and the successful launch of the brand into the premium lower cholesterol sector. Golden Cow, Kerrymaid and Golden Olive consolidated their respective positions in the Irish market.

Introduction of a new identity across the Denny range reflecting the heritage and 'homeliness' of the brand in early 2005 assisted its growth and development – particularly in premium market segments. Denny Gold Medal and Denny Select sausage continued to grow. Denny cooked meats experienced double digit growth driven by strong sales growth within premium sectors and positive consumer reaction to new product innovations. Ballyfree cooked meats outperformed market growth rates in the pieces and super-premium sectors as the brand continues to lead premiumisation and innovation in the category.

Freshways, Irelands largest manufacturer and distributor of ready-to-go sandwiches, also successfully redesigned its brand identity and packaging formats in 2005 - increasing consumer awareness and visibility of the product. Dawn Omega Milk, the first milk on the market to offer fresh milk as a medium to introduce essential Omega-3 fatty acids, again made good progress and Dawn fruit flavoured milk was also successfully introduced to the Irish market.

Kerry Spring mineral water and its market leading still flavoured offerings benefited from the continued growth of the sector in Ireland as consumers increasingly shift from carbonated soft drinks.

Geographic Markets

Total Group sales revenue across European markets increased by 6% to €2.9 billion. In American markets sales revenue increased by 8% to €1.2 billion. Sales revenue in Asia Pacific markets grew by 16% to €332m.

Finance

Earnings before finance costs, tax, non-trading items, depreciation and amortisation (EBITDA) increased by 8% to €482m. Working capital was broadly similar to the 2004 level. Allowing for capital expenditure of €120m (net of proceeds from asset disposals of €29m), finance payments of €64m and tax of €51m, free cash flow available to the Group was €248m.

Expenditure on Group acquisitions in 2005 amounted to €234m. Net debt at year-end amounted to €1.3 billion compared to €1.1 billion at the end of 2004. An additional €250m term facility was negotiated with Group banks during 2005. This term facility is due to mature in the year 2010. Net debt to EBITDA at 2.6 times was unchanged. Finance costs were €68m compared to the 2004 level of €52m, with EBITDA to net interest covered 8 times (2004 : 9.3 times).

Dividend

The Board has declared a final dividend of 11 cent per share, an increase of 15.8% on 2004. Together with the interim dividend of 5 cent per share, this raises the total dividend payment for the year to 16 cent per share, an increase of 14.3% on the 2004 dividend. The final dividend will be paid on 26 May 2006 to shareholders registered on the record date 21 April 2006.

Events after the Balance Sheet date

Since year-end the Group has sold the St. Brendans Irish Cream Liqueur business following agreement on a Management Buy Out of the business in association with Luxco (formerly the David Sherman Corporation) – the St. Brendan's brands' long serving U.S. Importer and Distributor. St Brendan's is a specialist alcoholic beverage business which fits ideally with the new ownership structure agreed by management and Luxco.

Annual Report and Annual General Meeting

The Group's Annual Report will be published in April and the Annual General Meeting will be held in Tralee on 19 May 2006.

Future Prospects

Kerry's leading technologies, nutritional focus and the strong market positioning of its broad geographic spread of businesses, augur well for the future profitable growth and development of the Group.

Exploiting its market leading Kerry Bio-Science technologies across its flavour development and unrivalled ingredients applications platforms will contribute increased added-value product innovation through the Group's valued international customer base. With the increased focus on personalised nutrition and nutrigenetics, Kerry Bio-Science Sheffield™ branded products are well positioned in several compounds in final clinical approval stage.

In the Group's selected consumer foods markets, Kerry Foods' leading brands and focus on premium growth sectors will continue to deliver on consumer nutritional and convenience requirements.

The Group continues to pursue value and technology enhancing acquisition opportunities and in 2006 expects to deliver results in line with market expectations.

Results for the year ended 31 December 2005

Kerry Group plc
Consolidated Income Statement
for the year ended 31 December 2005

	Notes	2005 €'000	2004 €'000
Revenue	1	**4,429,777**	4,128,736
Trading profit	1	**380,213**	355,780
Intangible asset amortisation		**(10,331)**	(9,822)
Non-trading items	2	**(3,623)**	(25,516)
Operating profit		**366,259**	320,442
Finance costs		**(68,353)**	(51,815)
Profit before taxation		**297,906**	268,627
Income taxes		**(62,030)**	(64,577)
Profit after taxation and attributable to equity shareholders		**235,876**	204,050
Earnings per ordinary share (cent)			
- basic	3	**126.1**	109.5
- fully diluted	3	**125.5**	108.9

The financial statements were approved by the Board of Directors on 27 February 2006 and signed on its behalf by:

Denis Buckley, Chairman
Hugh Friel, Chief Executive

Kerry Group plc
Consolidated Balance Sheet
as at 31 December 2005

	2005 €'000	2004 €'000
Non-current assets		
Property, plant and equipment	**1,066,931**	960,667
Intangible assets	**1,633,367**	1,354,845
Financial asset investments	**12,442**	-
Deferred tax assets	**12,115**	12,812
	2,724,855	2,328,324
Current assets		
Inventories	**544,438**	457,662
Trade and other receivables	**558,831**	566,938
Cash and cash equivalents	**163,903**	65,328
Financial assets	**1,862**	-
Assets classified as held for sale	**10,415**	4,418
	1,279,449	1,094,346
Total assets	**4,004,304**	3,422,670
Current liabilities		
Trade and other payables	**845,285**	729,142
Financial liabilities	**143,854**	64,293
Tax liabilities	**44,659**	47,118
Provisions	**-**	12,661
Deferred income	**3,078**	3,142
Liabilities classified as held for sale	**1,899**	-
	1,038,775	856,356
Non-current liabilities		
Financial liabilities	**1,297,210**	1,138,473
Retirement benefit obligation	**249,103**	199,262
Other non-current liabilities	**107,297**	132,436
Deferred tax liabilities	**112,276**	103,279
Deferred income	**21,959**	24,704
	1,787,845	1,598,154
Total liabilities	**2,826,620**	2,454,510
Net assets	**1,177,684**	968,160
Capital and reserves		
Share capital	**23,399**	23,356
Share premium account	**378,979**	375,032
Other reserves	**23,501**	(7,261)
Retained earnings	**751,805**	577,033
Shareholders' equity	**1,177,684**	968,160

The financial statements were approved by the Board of Directors on 27 February 2006 and signed on its behalf by:

Denis Buckley, Chairman
Hugh Friel, Chief Executive

Kerry Group plc
Consolidated Statement of Recognised Income and Expense
for the year ended 31 December 2005

	2005 €'000	2004 €'000
Fair value movements on available-for-sale investments	**12,209**	-
Fair value movements on cash flow hedges	**(3,383)**	-
Exchange difference on translation of foreign operations	**17,747**	(7,601)
Actuarial losses on defined benefit pension schemes	**(50,387)**	(21,402)
Deferred tax on items taken directly to reserves	**16,412**	1,926
Net expense recognised directly in equity	**(7,402)**	(27,077)
Transfers		
Cash flow hedges to profit or loss from equity	**857**	-
Sale of available-for-sale investments	**(6,218)**	-
Profit for the year after taxation	**235,876**	204,050
Total recognised income and expense for the year attributable to equity shareholders	**223,113**	176,973

Kerry Group plc
Consolidated Reconciliation of Changes in Shareholders' Equity
for the year ended 31 December 2005

	2005 €'000	2004 €'000
At beginning of year	**968,160**	805,730
Impact of adoption of IAS 32 and IAS 39	**9,550**	-
At beginning of year as adjusted	**977,710**	805,730
Total recognised income and expense for the year	**223,113**	176,973
Dividends paid	**(27,129)**	(24,468)
Shares issued during the year	**4,014**	10,021
Share issue costs	**(24)**	(96)
At end of year	**1,177,684**	968,160

Kerry Group plc
Consolidated Cash Flow Statement
for the year ended 31 December 2005

	2005 €'000	2004 €'000
Operating activities		
Trading profit	380,213	355,780
Adjustments for:		
Depreciation (net)	101,643	91,585
Change in working capital	260	35,306
Exchange translation adjustment	494	(914)
Cash generated from operations	482,610	481,757
Income taxes paid	(50,656)	(53,618)
Interest received	1,752	383
Finance costs paid	(66,066)	(46,158)
Net cash from operating activities	367,640	382,364
Investing activities		
Purchase of non-current assets	(149,262)	(110,235)
Proceeds on the sale of non-current assets	28,928	18,010
Capital grants received	446	907
Purchase of subsidiary undertakings	(233,688)	(695,701)
Proceeds from disposal of businesses	2,759	-
Payment of deferred payables	(11,353)	(29,955)
Expenditure on non-trading items	(15,236)	(16,785)
Consideration adjustment on previous acquisitions	(18)	(935)
Net cash used in investing activities	(377,424)	(834,694)
Financing activities		
Dividends paid	(27,129)	(24,468)
Issue of share capital	3,990	9,925
Net proceeds from bank borrowings	199,349	429,388
(Decrease) / increase in bank overdrafts	(72,853)	45,951
Net cash from financing activities	103,357	460,796
Net increase in cash and cash equivalents	93,573	8,466
Cash and cash equivalents at beginning of year	65,328	56,862
Exchange translation adjustment on cash and cash equivalents	5,002	-
Cash and cash equivalents at end of year	163,903	65,328

Reconciliation of Net Cash Flow to Movement in Net Debt
for the year ended 31 December 2005

	2005 €'000	2004 €'000
Net increase in cash and cash equivalents	93,573	8,466
Cash inflow from debt financing	(126,496)	(475,339)
Changes in net debt resulting from cash flows	(32,923)	(466,873)
Exchange translation adjustment on net debt	(104,997)	34,635
Movement in net debt in the year	(137,920)	(432,238)
Net debt at beginning of year	(1,137,438)	(705,200)
Net debt at end of year	(1,275,358)	(1,137,438)

1. Analysis of results

By business segment:	2005 Ingredients €'000	2005 Consumer Foods €'000	2005 Unallocated and Group eliminations €'000	2005 Total €'000	2004 Ingredients €'000	2004 Consumer Foods €'000	2004 Unallocated and Group eliminations €'000	2004 Total €'000
Revenue	**3,021,944**	**1,725,839**	**(318,006)**	**4,429,777**	2,780,779	1,660,533	(312,576)	4,128,736
Trading profit	**283,816**	**123,018**	**(26,621)**	**380,213**	261,433	118,361	(24,014)	355,780
Intangible asset amortisation	**(9,263)**	**(477)**	**(591)**	**(10,331)**	(9,012)	(409)	(401)	(9,822)
Non-trading items	**(12,127)**	**2,227**	**6,277**	**(3,623)**	(33,119)	868	6,735	(25,516)
Operating profit	**262,426**	**124,768**	**(20,935)**	**366,259**	219,302	118,820	(17,680)	320,442
Finance costs				**(68,353)**				(51,815)
Profit before taxation				**297,906**				268,627
Income taxes				**(62,030)**				(64,577)
Profit after taxation and attributable to equity shareholders				**235,876**				204,050
Segment assets and liabilities								
Segment assets	**2,485,988**	**1,067,629**	**450,687**	**4,004,304**	2,237,498	835,318	349,854	3,422,670
Segment liabilities	**591,435**	**478,155**	**1,757,030**	**2,826,620**	565,592	385,161	1,503,757	2,454,510
Net assets	**1,894,553**	**589,474**	**(1,306,343)**	**1,177,684**	1,671,906	450,157	(1,153,903)	968,160
Other segmental information								
Property, plant and equipment additions	**86,266**	**53,368**	**4,124**	**143,758**	76,578	35,769	300	112,647
Intangible asset additions	**2,061**	**141**	**1,274**	**3,476**	415	650	620	1,685
Depreciation (net)	**65,431**	**35,671**	**541**	**101,643**	57,233	33,834	518	91,585

By destination:	2005 Europe €'000	2005 Americas €'000	2005 Asia Pacific €'000	2005 Total €'000	2004 Europe €'000	2004 Americas €'000	2004 Asia Pacific €'000	2004 Total €'000
Revenue by location of customers	**2,885,039**	**1,212,877**	**331,861**	**4,429,777**	2,721,074	1,120,884	286,778	4,128,736
Segment assets by location	**2,707,101**	**1,112,956**	**184,247**	**4,004,304**	2,335,551	935,742	151,377	3,422,670
Property, plant and equipment additions	**108,815**	**29,239**	**5,704**	**143,758**	86,821	19,831	5,995	112,647
Intangible asset additions	**1,817**	**1,659**	**-**	**3,476**	1,270	415	-	1,685

2. Non-trading items

	2005 €'000	2004 €'000
Acquisition and other restructuring costs	**-**	(41,108)
Profit on sale of non-current assets	**14,702**	15,592
Loss on sale of businesses and plant closures	**(18,325)**	-
	(3,623)	(25,516)
Tax credit on non-trading items	**3,665**	10,342
	42	(15,174)

The profit on sale of non-current assets primarily relates to the sale of Irish properties, plant and equipment and the disposal of available-for-sale investments.

The loss on sale of businesses and plant closures relates to the sale of non-core businesses and the closure of plants. They include the sale of the chestnut business in Italy, the closure of the poultry factory in Limerick, Ireland and the closure and sale of plants and businesses in the UK following the integration of recent acquisitions.

The acquisition and other restructuring costs in 2004 relate to the integration of Quest Food Ingredients, other acquisitions made in 2004 and 2003 and the rationalisation of existing businesses.

The 2004 profit on sale of non-current assets relates to the sale of available-for-sale investments and property, plant and equipment.

3. Earnings per ordinary share

	Notes	**EPS cent**	**2005 €'000**	EPS cent	2004 €'000
Basic earnings per share					
Profit after taxation and attributable to equity shareholders		**126.1**	**235,876**	109.5	204,050
Intangible asset amortisation		**5.5**	**10,331**	5.3	9,822
Non-trading items (net of tax)	2	**-**	**(42)**	8.1	15,174
Adjusted earnings *		**131.6**	**246,165**	122.9	229,046
Diluted earnings per share					
Profit after taxation and attributable to equity shareholders		**125.5**	**235,876**	108.9	204,050
Adjusted earnings*		**131.0**	**246,165**	122.3	229,046

The basic weighted average number of ordinary shares in issue for the year was **187,051,129** (2004: 186,401,228). The diluted weighted average number of ordinary shares in issue for the year was **187,929,702** (2004: 187,308,737). The dilution arises in respect of executive share options outstanding.

* In addition to the basic and diluted earnings per share, an adjusted earnings per share is also provided as it is considered more reflective of the Group's underlying trading performance. Adjusted earnings is profit after taxation before intangible asset amortisation and non-trading items (net of tax).

4. General information and accounting policies

The financial information set out in this document does not constitute full statutory accounts for the years ended 31 December 2005 or 2004 but is derived from same. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted for use in the European Union and their interpretations as issued by the International Accounting Standards Board and the International Financial Reporting Interpretations Committee, applicable Irish law and the Listing Rules of the Irish and London Stock Exchanges. The 2005 and 2004 accounts have been audited and received unqualified audit reports. The 2005 financial statements were approved by the Board of Directors on 27 February 2006.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial asset investments, financial assets and financial liabilities (including derivative financial instruments), which are held at fair value. The Group's accounting policies will be included in the Annual Report to be published in April 2006.